Exhibit 99.1

Sea Limited Announces Share Repurchase Program

Singapore, November 17, 2025 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that its board of directors has authorized a share repurchase program under which Sea may repurchase up to US$1 billion of its American depositary shares (“ADS”), each representing one Class A ordinary share of the Company.

The timing and amount of any share repurchases under the authorization will be determined based on market conditions and other considerations. Share repurchases under the authorization may be made through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades, derivative transactions, trading plans meeting the requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, or any combination of such methods.

The program demonstrates the Company’s confidence in its long-term prospects and allows the Company to opportunistically repurchase its shares.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and Monee, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in Latin America. Monee is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

For more information, visit www.sea.com.